Exhibit 4.5

Description of the Securities Registered Pursuant to

Section 12 of the Securities Exchange Act of 1934

The following description is a summary of the terms of our common stock and warrants, which are registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The summary is qualified in its entirety by reference to our certificate of incorporation, as amended, bylaws and form of warrant, each of which is incorporated by reference as an exhibit to this Annual Report on Form 10-K, and certain applicable provisions of Delaware law.

General

Our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, of which the following shares of preferred stock are designated: 2,500 shares are designated as Series A-1 Convertible Preferred Shares, 1,800 shares are designated as Series A-2 Convertible Preferred Shares, 4,500 shares are designated as Series B-1 Convertible Preferred Shares, 1,800 shares are designated as Series B-2 Convertible Preferred Shares, 4,750 shares are designated as Series C-1 Convertible Preferred Shares (the “Series C-1 Preferred Shares”), and 5,376 sharEs are designated as Series C-2 Convertible Preferred Shares (the “Series C-2 Preferred Shares” and, together with the (the “Series C-1 Preferred Shares, the “Series C Preferred Shares”) Our board of directors may establish the rights and preferences of the undesignated preferred stock from time to time. As of April 16, 2024, there were 1,148,321 shares of common stock issued and outstanding, 4,750 shares of Series C-1 Preferred Stock issued and outstanding and 1,276 shares of Series C-2 Preferred Stock issued and outstanding, and there we no shares of any other series of preferred stock outstanding. No series of preferred stock named above is registered under Section 12(b) of the Exchange Act.

Common Stock

Each holder of our common stock is entitled to one vote for each share on all matters to be voted upon by the stockholders and there are no cumulative rights. Subject to any preferential rights of any outstanding preferred stock, holders of our common stock are entitled to receive ratably the dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. If there is a liquidation, dissolution or winding up of our company, holders of our common stock would be entitled to share in our assets remaining after the payment of liabilities and any preferential rights of any outstanding preferred stock.

Holders of our common stock have no preemptive or conversion rights or other subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock are fully paid and non-assessable. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

Warrants

We issued warrants to purchase a total of 1,700,000 shares of common stock as part of our initial public offering in February 2019. The warrants were issued in book-entry form under a warrant agent agreement between Equity Stock Transfer, LLC, as warrant agent, and our company, and are represented by one or more book-entry certificates deposited with DTC, and registered in the name of Cede & Co., a nominee of DTC, or as otherwise directed by DTC. The warrants are identical except for the respective number of shares purchased.

The warrants are exercisable at any time after the date of issuance, and at any time up to 5:00 p.m., Eastern time, on the date that is five years after the date on which such warrants are issued, at which time any unexercised warrants will expire and cease to be exercisable. The warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and by payment in full in immediately available funds for the number of shares of common stock purchased upon such exercise.

No fractional shares of common stock will be issued in connection with the exercise of a warrant. In lieu of fractional shares, we will either pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.

A holder will not have the right to exercise any portion of the warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any holder may increase such percentage to any other percentage not in excess of 9.99%, provided that any increase in such percentage will not be effective until the 61st day after such notice to us.

At any time when a registration statement covering the issuance of the shares of common stock issuable upon exercise of the warrants is not effective, the holder may, at its option, exercise its warrants on a cashless basis. When exercised on a cashless basis, a portion of the warrant is cancelled in payment of the purchase price payable in respect of the number of shares of our common stock that may be purchased upon such exercise.

The exercise price per share of common stock is $5.00. The exercise price is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common stock.

In the event of a fundamental transaction, as described in the warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the holders of the warrants will be entitled to receive upon exercise of the warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such fundamental transaction.

Except as otherwise provided in the warrants or by virtue of such holder’s ownership of shares of our common stock, the holder of a warrant does not have the rights or privileges of a holder of our common stock, including any voting rights, until the holder exercises the warrant.

With the consent of the warrant holders holding a majority of the then outstanding warrants (as measured by the number of shares of common stock underlying such outstanding warrants), we may increase the exercise price, shorten the expiration date and amend all other warrant terms.

Any remaining warrants expired on February 15, 2024 and as of April 16, 2024, no warrants were outstanding.

Effect of Certain Provisions of our Charter and Bylaws and the Delaware Anti-Takeover Statute

Certain provisions of Delaware law, our certificate of incorporation and our bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

No cumulative voting

The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our certificate of incorporation and bylaws prohibit cumulative voting in the election of directors.

Undesignated preferred stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue one or more series of preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Calling of special meetings of stockholders and action by written consent

Our charter documents provide that a special meeting of stockholders may be called only by resolution adopted by our board of directors, chairman of the board of directors or chief executive officer or upon the written request of stockholders owning at least 33 1/3% of the outstanding common stock. Stockholder owning less than such required amount may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Our charter documents provide that any action required or permitted to be taken by the stockholders of the company must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing by the stockholders.

Requirements for advance notification of stockholder nominations and proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. However, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Amendment of certificate of incorporation and bylaws

The amendment of certain provisions (including the above provisions) of our certificate of incorporation and bylaws requires approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

●	at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

●	any merger or consolidation involving the corporation and the interested stockholder;

●	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

●	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

●	subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

●	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or if no Court of Chancery located within the State of Delaware has jurisdiction, the Federal District Court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by our directors, officers, or other employees to us or to our stockholders, (iii) any action asserting a claim against us or any director, officer or other employee arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws or (iv) any action asserting a claim against us or any director, officer or other employee that is governed by the internal affairs doctrine. It is possible that a court could rule that this provision is not applicable or is unenforceable. Any person or entity purchasing or otherwise acquiring shares of our capital stock will be deemed to have notice of and consented to this provision of our certificate of incorporation. However, this sole and exclusive forum provision will not apply in those instances where there is exclusive federal jurisdiction, including but not limited to certain actions arising under the Securities Act or the Exchange Act.

Exchange Listing

Our common stock are traded on The Nasdaq Capital Market under the symbol “BACK.” Prior to their expiration, our warrants were traded on The Nasdaq Capital Market under the symbol “IMACW.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock and warrant agent for our warrants is Equity Stock Transfer, LLC, 237 West 37th Street, Suite 602, New York, NY 10018.